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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

ALLSTREAM INC.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSTREAM INC. (Registrant)
Date: October 23, 2003
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Allstream's New Managed Intrusion Protection Services
Proactively Protects Business-Critical Networks

TORONTO, ON, October 23 — Allstream (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), formerly AT&T Canada, a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services, today announced its latest managed security service offering: Managed Intrusion Protection Services.

By leveraging robust security technology and in-depth security knowledge developed by industry leader Internet Security Systems, Inc. (ISS), Managed Intrusion Protection from Allstream allows a company to benefit from real-time malicious activity detection as well as 24/7 monitoring and real-time response to detected intrusions without having to acquire and maintain the necessary security expertise in-house. This proactive managed security offering will provide customers with expert monitoring and response for their business-critical technology, all backed by a service level agreement.

As security is paramount in today's technology landscape, Managed Intrusion Protection Services responds to the dominant issue of addressing security vulnerabilities within organizations. With this Managed Security Service, businesses can rest easy knowing that they are protected against intrusion and violation of business-critical technologies, such as networks and servers.

"Security means survival for businesses these days," said Mike Kologinski, Executive Vice President of Marketing, Allstream. "By outsourcing and out tasking security solutions to Allstream, organizations are able to focus on their core competencies and business objectives, alleviate resource constraints, and mitigate risk more effectively. The company's networks and proprietary information are safe.

"Managed Intrusion Protection Services enables customers to proactively address security vulnerabilities and protect their businesses against the host of threats existing in today's connected world. Allstream provides scalable, focused and leading edge proactive security solutions, to protect customers' business-critical technology that in turn allows them to maximize their business value."

"Internet Security Systems and Allstream share a common goal of ensuring a protected and uninterrupted eBusiness infrastructure," said Pete Privateer, Senior Vice-President of worldwide marketing for ISS. "By leveraging ISS' Managed Services and world-renowned security expertise, Allstream is providing customers with a comprehensive outsourced protection solution that protects network and server levels without requiring an extensive client investment in hardware, software or technical staff."

Allstream Managed Intrusion Protection Services protect customers by providing proactive monitoring to defend against internal and external intrusion and attacks. This is done with features including:

  •
  Incident Monitoring.  Allstream provides 24x7 security monitoring using the latest detection technology from Internet Security Systems (ISS), a world leader in security products and services that protect critical information assets. Utilizing ISS' award-winning RealSecure® technology and Proventia™ solutions, the service uses strategically placed sensors to monitor servers and network traffic.

  •
  Custom Design & Tuning.  Allstream security experts customize a customer's Intrusion Protection Service policy configuration and design for maximum effectiveness and protection. Ongoing tuning ensures the reduction of false alarms allowing the customer to focus on real security issues.

  •
  End-to-end Management.  Allstream security experts deliver complete system maintenance including software updates and patches, system configuration and rule set database backup and restoration, to relieve internal resource constraints.

  •
  Reporting.  An interactive Web portal facilitates real-time reporting on threats, vulnerabilities and trends.

  •
  Service Level Agreements.  Allstream provides customers with guaranteed responsiveness for the monitoring, management and protection of networks and systems.

Allstream's comprehensive range of Infrastructure Management services includes Network Management, Hosting and Security Solutions. These services allow customers to outsource the management of business-critical infrastructure and add value by ensuring greater levels of capital flexibility, human resource stability and core business focus. For more information about Allstream's Infrastructure Management Services including Managed Intrusion Protection Services and other services, please contact 1-877-288-7253 or visit our website at www.allstream.com.

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Allstream collaborates with customers to create tailored business solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream has approximately 4,000 employees and is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B, and on the NASDAQ National Market System under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the Company.

Note to Allstream Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

About Internet Security Systems, Inc.

Internet Security Systems, Inc. is a world leader in products and services that protect critical information assets from an ever-changing spectrum of threats and misuse. Products from Internet Security Systems dynamically detect, prevent and respond to sophisticated threats to networks, servers and desktops. Services include 24/7 system monitoring, emergency response and access to the X-Force, Internet Security Systems' renowned research and development team. Internet Security Systems is the trusted security provider for more than 11,000 corporate customers, including all of the Fortune 50, the top 10 largest U.S. securities firms, 10 of the world's largest telecommunications companies and major agencies and departments within U.S. local, state and federal governments. Headquartered in Atlanta, Internet Security Systems has additional operations throughout the Americas, Asia, Australia, Europe and the Middle East. For more information, visit the Internet Security Systems Web site at www.iss.net or call 888-901-7477.

Internet Security Systems, Proventia and X-Force are trademarks and RealSecure a registered trademark of Internet Security Systems, Inc. All other companies and products mentioned are trademarks and property of their respective owners.

For additional information, please contact:

Media: May Chong, 416-345-2342, may.chong@allstream.com

Investors and Analysts:
Brock Robertson, 416-345-3125, brock.robertson@allstream.com
Dan Coombes, 416-345-2326, dan.coombes@allstream.com

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SIGNATURES
Allstream's New Managed Intrusion Protection Services Proactively Protects Business-Critical Networks